Filed Pursuant to Rule 424(b)(3)

Registration No. 333-216849

TIAA REAL ESTATE ACCOUNT

SUPPLEMENT NO. 1

Dated August 29, 2017 to the May 1, 2017 Prospectus

This prospectus supplement should be read in conjunction with the TIAA Real Estate Account’s prospectus, dated May 1, 2017, which we refer to as the “prospectus”. This prospectus supplement is qualified in its entirety by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

Appointment of new portfolio manager for the TIAA Real Estate Account

The prospectus is hereby supplemented by inserting the following under the heading “Portfolio Management Team” in the section of the prospectus entitled “Appendix A—Management of TIAA”:

“Effective August 29, 2017, Randy Giraldo, Managing Director and Head of Real Estate Portfolio Management at TH Real Estate, has been appointed portfolio manager for the Account. TH Real Estate is the real estate investment management division of Nuveen, the global asset management business of Teachers Insurance and Annuity Association of America (“TIAA”). Mr. Giraldo, age 41, has over 20 years of real estate investment experience. Since joining TIAA in 2008, Mr. Giraldo has held positions in real estate acquisitions and portfolio management, including positions that directly supported the portfolio management team for the Account from 2012 to 2014. Since 2016, Mr. Giraldo has served as head of portfolio management for the TH Real Estate division. Mr. Giraldo holds undergraduate degrees in liberal arts and civil engineering from Fairfield University and Stevens Institute of Technology, respectively. He also holds a Master of Science in construction management from Stevens Institute of Technology and a Master of Business Administration from Columbia University Business School.”

A40130 (8/17)